August 29, 2025

Yee Kar Wing
Chief Executive Officer
ChowChow Cloud International Holdings Limited
Unit 03, 23/F, Aitken Vanson Centre
No. 61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong

       Re: ChowChow Cloud International Holdings Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed August 22, 2025
           File No. 333-286296
Dear Yee Kar Wing:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1
Business
Legal Proceedings, page 80

1. You disclose that in July 2025, a multinational OEM company (through its Hong
       Kong subsidiary) filed a lawsuit in Hong Kong against your Chief Executive Officer,
       Mr. Yee Kar Wing, and one of your subsidiaries, Sereno Cloud Solution HK Limited.
       Please revise to disclose the name of the court in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceedings and the relief sought.
 August 29, 2025
Page 2

        Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Meng Ding